This is the form of material change report required under Section 85(1) of the Securities Act.

BC FORM 51-102F3

(formerly Form 53-901F)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.

Reporting Issuer

Northern Canadian Uranium Inc.

Cathedral Place

Suite 1304 – 925 West Georgia St.

Vancouver, BC V6C 3L2

(604) 684-2181

Item 2.

Date of Material Change

April 23, 2007

Item 3.

Press Release

Issued on April 23, 2007, at Vancouver, BC Canada and distributed to the TSX Venture Exchange, Market News and Vancouver Stockwatch.

Item 4.

Summary of Material Change

Northern Canadian Uranium Inc. announces that  Debbie Lew has been appointed as corporate secretary of the Company.

Item 5.

Full Description of Material Change

Please see attached press release.

Item 6.

Reliance on Section 85(2) of the Act

N/A

Item 7.

Omitted Information

None

Item 8.

Senior Officers/Directors

The following senior officers/directors of the Issuer are knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Praveen Varshney

Peeyush K. Varshney

President and Director

Director

Suite 1304 – 925 West Georgia St.

Suite 1304 – 925 West Georgia St.

Vancouver, BC

Vancouver, BC

V6C 3L2

V6C 3L2

(604) 684-2181

(604) 684-2181

Item 9.

Statement of Senior Officer/Director

The foregoing accurately discloses the material change referred to herein.

Dated this 23rd day of April, 2007.	“Peeyush K. Varshney”
Peeyush K. Varshney
Name Secretary and Director
Position / Title Vancouver, B.C.
Place of Declaration

NORTHERN CANADIAN URANIUM INC.

FOR IMMEDIATE RELEASE

Monday, April 23, 2007

Contact:

Investor Relations

(No.2007-04-08)

Phone (604) 684-2181

info@northerncanadian.ca

News Release

Vancouver, BC – April 23, 2007 - Northern Canadian Uranium Inc. (“the Company”) (TSX.V: NCA) announces that Ms. Debbie Lew has been appointed as corporate secretary of the Company in place of Mr. Peeyush Varshney who resigned as corporate secretary.

Northern Canadian Uranium Inc. (NCA)

Northern Canadian Uranium is a Canadian public company focused on the acquisition, exploration and development of uranium resources.  The Company’s exploration programs are headed by Keith Laskowski (MSc., VP Exploration), a designated Qualified Person (NI 43-101) and a geologist with over 25 years of exploration experience.  NCA has a pipeline of uranium projects, ranging from resource definition to grassroots exploration.  The Company is also exploring the Canyon Coin project, located on the north side of the Athabasca Basin and six uranium exploration projects in Wyoming and three projects in South Dakota.  The Company has three properties in southwest Nevada which are being examined and has acquired over 50,000 square kilometers of uranium prospecting concessions in Mali, West Africa.

ON BEHALF OF THE BOARD OF DIRECTORS

NORTHERN CANADIAN URANIUM INC.

“Praveen Varshney”

Praveen Varshney

Director